Exhibit 99.1
Consent to Be Named as a Director Nominee of
Cole Corporate Income Trust, Inc.
To Cole Corporate Income Trust, Inc.:
     I, Marcus E. Bromley, hereby consent to be named as a director nominee of Cole Corporate Income Trust, Inc., a Maryland corporation (the “Company”), in the Company’s Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
Dated: December 2, 2010

/s/ Marcus E. Bromley

Marcus E. Bromley